CONVERSION APPRAISAL UPDATE REPORT

                            FIDELITY BANKSHARES, INC.

                          PROPOSED HOLDING COMPANY FOR
                         FIDELITY FEDERAL BANK AND TRUST
                            West Palm Beach, Florida


                                  Dated As Of:
                                February 16, 2001


















                                  Prepared By:

                                RP Financial, LC.
                             1700 North Moore Street
                                   Suite 2210
                            Arlington, Virginia 22209





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RP Financial, LC.
Board of Directors
February 16, 2001
Page 1

                                                               February 16, 2001



Board of Directors
Fidelity Bankshares, MHC
Fidelity Bankshares, Inc.
Fidelity Federal Bank and Trust
218 Datura Street
West Palm Beach, Florida  33401

Members of the Board of Directors:

         We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued by Fidelity Bankshares, Inc., West Palm Beach, Florida ("Fidelity Bankshares" or the "Holding Company") in connection with the mutual-to-stock conversion of Fidelity Bankshares, M.H.C. (the "MHC"). The MHC currently has a majority ownership interest in, and its principal asset consists of, approximately 55.27 percent of the common stock of Fidelity Bankshares (the "MHC Shares"), the mid-tier holding company for Fidelity Federal Bank and Trust, West Palm Beach Florida ("Fidelity Federal" or the "Bank"). The remaining 44.73 percent of Fidelity Bankshares' common stock is owned by public stockholders. Fidelity Bankshares, organized in 1996, owns 100 percent of the outstanding common stock of Fidelity Federal. It is our understanding that Fidelity Bankshares will offer its stock, representing the majority ownership interest held by the MHC, to depositors, the Holding Company's ESOP, members of the local community, and the public at large (the Subscription and Community offerings).

         This updated appraisal is furnished pursuant to the requirements of the Code of Federal Regulations 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS"), which have been adopted in practice by the Federal Deposit Insurance Corporation ("FDIC"), including the most recent revisions as of October 21, 1994, and applicable interpretations thereof. Our original appraisal report, dated December 22, 2000 (the "original appraisal") is incorporated herein by reference. As in the preparation of our original appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

         On November 21, 2000, the Board of Directors of Fidelity Bankshares, M.H.C. adopted the plan of conversion and reorganization pursuant to which the MHC will be converted from a federally-chartered mutual holding company to Fidelity Bankshares, Inc., a Delaware corporation. All of the capital stock of Fidelity Federal will be held by Fidelity Bankshares after the conversion. As part of the conversion, the Holding Company will sell shares of common stock in an offering that will represent the ownership interest in Fidelity Bankshares currently owned by the MHC. As of December 31, 2000, the MHC's ownership interest in Fidelity


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RP Financial, LC.
Board of Directors
February 16, 2001
Page 2



Bankshares approximated 55.27 percent. The Holding Company will also issue shares of its common stock to the current public stockholders of Fidelity Bankshares pursuant to an exchange ratio that will result in the public shareholders owning the same aggregate percentage of the newly issued Fidelity Bankshares common stock as owned immediately prior to the conversion. As of December 31, 2000, the public stockholders' ownership interest in Fidelity Bankshares was approximately 44.73 percent.

         This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Fidelity Bankshares' financial condition, including financial data through December 31, 2000; (2) an updated comparison of Fidelity Bankshares' financial condition and operating results versus the Peer Group companies identified in the original appraisal; and (3) a review of stock market conditions since the date of the original appraisal.

         The estimated pro forma market value is defined as the price at which the Holding Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

         Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

         1.       Financial Results

                  Table 1 presents summary balance sheet and income statement details for the twelve months ended September 30, 2000 and updated financial information through December 31, 2000. The overall composition of Fidelity
Bankshares' December 31, 2000 balance sheet was comparable to the Holding Company's September 30, 2000 balance sheet, with the Holding Company posting an increase in assets during the quarter. Updated reported earnings for the Holding Company were lower, which was largely attributable to the elimination of a $5.1 million gain on sale of property that was recorded in the fourth quarter of 1999 and, thus, was only reflected in the Holding Company's earnings for the twelve months ended September 30, 2000.

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RP Financial, LC.
Board of Directors
February 16, 2001
Page 3


                                     Table 1
                            Fidelity Bankshares, Inc.
                              Recent Financial Data

                                        At Sept. 30, 2000         At Dec. 31, 2000
                                       -------------------       ------------------
                                       Amount       Assets       Amount       Assets
                                       ------       ------       ------       ------
                                       ($000)         (%)        ($000)         (%)
Balance Sheet Data
Total assets ........................ $1,904,850     100.0%     $1,922,897     100.0%
Cash, cash equivalents ..............     47,027       2.5          43,986       2.3
Investment securities ...............    141,717       7.4         143,394       7.5
Mortgage-backed securities ..........    304,201      16.0         283,993      14.8
Loans, net ..........................  1,328,192      69.7       1,361,232      70.8
Deposits ............................  1,412,433      74.1       1,497,818      77.9
Borrowings ..........................    371,802      19.5         310,005      16.1
Total equity ........................     86,871       4.6          91,651       4.8

                                          12 Month Ended           12 Months Ended
                                          Sept. 30, 2000           Dec. 31, 2000(1)
                                       --------------------     --------------------
                                       Amount   Avg. Assets     Amount   Avg. Assets
                                       ------   -----------     ------   -----------
                                       ($000)         (%)       ($000)         (%)
Summary Income Statement
Interest Income ..................... $  126,802       6.97%    $  132,580       7.16%
Interest expense ....................    (81,213)     (4.46)       (85,671)     (4.63)
                                      ----------      -----     ----------      -----
  Net interest income ...............     45,589       2.51         46,909       2.53
Provision for losses ................     (1,123)     (0.06)        (1,328)     (0.07)
                                      ----------      -----     ----------      -----
  Net interest income after provision     44,466       2.44         45,581       2.46

Other operating income ..............      8,606       0.47          8,972       0.48
Non-interest operating expense ......    (43,119)     (2.37)       (44,913)     (2.42)
                                      ----------      -----     ----------      -----
  Net operating income ..............      9,953       0.55          9,640       0.52

Non-operating income
Net gain(loss) on sale of loans/sec.         736       0.04          1,441       0.08
Other non-operating income(loss) ....      7,603       0.42          2,503       0.13
                                      ----------      -----     ----------      -----
  Net non-operating income ..........      8,339       0.46          3,944       0.21

Income before taxes .................     18,292       1.01         13,584       0.73
Income taxes ........................     (7,017)     (0.39)        (5,063)     (0.27)
                                      ----------      -----     ----------      -----
Net income .......................... $   11,275       0.62     $    8,521       0.46%

Sources: Fidelity Bankshares' prospectus, audited and unaudited financial statements, and RP Financial calculations.

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RP Financial, LC.
Board of Directors
February 16, 2001
Page 4



                  Fidelity Bankshares' total assets increased by $18.0 million, or 0.9 percent, from September 30, 2000 to December 31, 2000, which was supported by growth in loans receivable. The loans receivable balance increased from $1.328 billion to $1.361 billion, or 2.5 percent, during the three months ended December 31, 2000. Comparatively, a slight decline was exhibited in cash and investments from September 30, 2000 to December 31, 2000, reflecting redeployment of those funds into loans. Growth in commercial real estate and commercial business loans constituted the primary areas of loan growth during the quarter ended December 31, 2000, while over the same time period the balance of 1-4 family permanent mortgage loans declined slightly. Overall, the concentration of loans receivable comprising total assets increased from 69.7 percent to 70.8 percent as of September 30, 2000 and December 31, 2000, respectively. Over the same time period, the Holding Company's ratio of cash and investments as percent of assets declined from 25.9 percent to 24.5 percent. Updated credit quality measures continued to indicate that the Fidelity Bankshares' overall credit quality remained favorable, as non-performing assets declined from 0.27 percent of assets at September 30, 2000 to 0.26 percent assets at December 31, 2000.

                  Asset growth was funded by deposits, which funded a decline in borrowings as well. Accordingly, the Holding Company's updated funding composition exhibited a shift towards a higher concentration of deposits, as deposits equaled 74.1 percent and 77.9 percent of assets as of September 30, 2000 and December 31, 2000, respectively. Comparatively, the Holding Company's borrowings declined from 19.5 percent of assets at September 30, 2000 to 16.1 percent of assets at December 31, 2000. As noted in the original appraisal, the Holding Company's recent deposit growth has been supported by expansion of the branch network. As of December 31, 2000, Fidelity Bankshares maintained 35 full service branches, an increase of 13 branches since year end 1998. Capital growth outpaced the Holding Company's asset growth, as Fidelity Bankshares' updated equity-to-assets ratio of 4.8 percent was slightly higher than the September 30, 2000 ratio of 4.6 percent. The growth in capital was primarily supported by a decline in the in the loss maintained in the accumulated other comprehensive income account, reflecting the favorable impact that the decline in interest rates had on investment securities maintained as available for sale. The accumulated other comprehensive loss balance, net of taxes, declined from $7.3 million as of September 30, 2000 to $4.0 million as of December 31, 2000. Capital growth for the quarter was also realized from the retention of earnings.

                  Fidelity Bankshares' operating results for the twelve months ended September 30, 2000 and December 31, 2000 are also set forth in Table 1. As previously noted, the decline in the Holding Company's updated earnings was mostly related to the more significant impact gains had on the Company's earnings for the twelve months ended September 30, 2000, as the result of gain on sale of property recorded in the fourth quarter of 1999. The Holding Company's reported earnings declined from the 0.62 percent of average assets to
0.46 percent of average assets for the twelve months ended September 30, 2000 and December 31, 2000, respectively. On a core earnings basis, the Holding Company's updated earnings for the twelve months ended December 31, 2000 were comparable to core earnings posted for the twelve

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RP Financial, LC.
Board of Directors
February 16, 2001
Page 5




months ended September 30, 2000, with net interest income and operating expenses remaining the two dominant components of Fidelity Bankshares' core earnings.

                  Fidelity Bankshares' updated net interest income to average assets ratio was slightly higher, increasing from 2.51 percent to 2.53 percent for the twelve months ended September 30, 2000 and December 31, 2000, respectively. The increase in the net interest income ratio was the result of a slightly larger increase in the interest income ratio compared to the interest expense ratio, which was supported by an increase in the yield earned on interest-earning assets from 7.56 percent for the twelve months ended September 30, 2000 to 7.70 percent for the twelve months ended December 31, 2000. The increase in yield reflects the shift in the Holding Company's interest-earning asset composition towards a higher concentration of loans, which was supported by growth of relatively high yielding commercial real estate and commercial business loans. Similarly, the increase in the interest expense ratio was mostly related to an increase in the Holding Company's cost of funds, which increased from 4.81 percent for the twelve months ended September 30, 2000 to 4.93 percent for the twelve months ended December 31, 2000.

                  Operating expenses as a percent of average assets exhibited an increase in the Holding Company's updated earnings, as growth in operating expenses outpaced Fidelity Bankshares' asset growth rate. As discussed in the original appraisal, the recent upward trend exhibited in the Holding Company's operating expense ratio has been largely attributable to the rapid growth of the branch network, in which the expenses associated with opening and operating the new branch facilities have yet to be fully leveraged. Higher operating expenses have also resulted from hiring additional personnel with consumer and commercial lending expertise, as well as increasing the staffing of the loan underwriting and collections department. As of December 31, 2000, assets per full time equivalent employee equaled $3.3 million for the Holding Company, versus an average of $3.7 million for all publicly-traded thrifts. Overall, Fidelity Bankshares' slightly higher net interest income and operating expense ratios translated into a nominally lower updated expense coverage ratio (net interest income divided by operating expenses) of 1.05 times, versus a comparable ratio of 1.06 times recorded for the twelve months ended September 30, 2000.

                  Non-interest operating income remained stable as a percent of average assets, equaling 0.47 percent and 0.48 percent of average assets for the twelve months ended September 30, 2000 and December 31, 2000, respectively. Accordingly, when factoring non-interest operating income into core earnings, the Holding Company's updated efficiency ratio (operating expenses, net of goodwill amortization, as a percent of net interest income and non-interest operating income) was slightly less favorable compared to the original appraisal, equaling 79.2 percent and 80.1 percent for the twelve months ended September 30, 2000 and December 31, 2000, respectively.

                  Gains realized from the sale of loans and investments increased from 0.04 percent of average assets for the twelve months ended September 30, 2000 to 0.08 percent of average assets for the twelve months ended December 31, 2000, while other non-operating gains declined

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RP Financial, LC.
Board of Directors
February 16, 2001
Page 6



from 0.42 percent of average assets to 0.13 percent of average assets. The increase in gains realized from the sale of loans and investments was due to the sale of additional shares of John Hancock Financial common stock in the fourth quarter of 2000. Gains resulting from the sale of the John Hancock Financial common stock increased from $658,000 for the twelve months ended September 30, 2000 to $1.2 million for the twelve months ended December 31, 2000. The decline in other non-operating income was attributable to the $5.1 million gain on sale of property recorded in the fourth quarter of 1999 and therefore was not a factor in the Holding Company's earnings for the twelve months ended December 31, 2000. The $2.5 million gain realized from the receipt of 147,232 shares of John Hancock Financial common stock valued at $17.00 per share in connection with John Hancock's mutual-to-stock conversion did not change from the original appraisal. As noted in the original appraisal, due to the more volatile and non-recurring characteristics of the gains recorded by Fidelity Bankshares, such gains are not considered to be part of the Holding Company's recurring or core earnings.

                  Loan loss provisions established by the Holding Company increased from 0.06 percent of average assets for the twelve months ended September 30, 2000 to 0.07 percent of average assets for the twelve months ended December 31, 2000. The slightly higher level of loss provisions reflected in the Holding Company's updated earnings continued to be warranted by growth of the loan portfolio, particularly growth of higher credit risk types of loans such as commercial real estate and commercial business loans. As of December 31, 2000, the Holding Company maintained valuation allowances of $4.9 million, equal to
0.36 percent of net loans receivable and 99.0 percent of non-performing assets.


         2.       Peer Group Financial Comparisons

                  Tables 2 and 3 present the financial characteristics and operating results for Mutual Savings, the Peer Group and all publicly-traded thrifts. The Holding Company's and the Peer Group's ratios are based on financial results through December 31, 2000.

                  In general, the comparative balance sheet ratios for the Holding Company and the Peer Group did not vary significantly from the ratios exhibited in the original appraisal. Consistent with the original appraisal, the Holding Company's updated interest-earning asset composition reflected a slightly lower concentration of loans and a slightly higher concentration of cash and investments. Overall, the Holding Company and the Peer Group continued to maintain comparable levels of interest-earning assets, based on updated interest-earning assets-to-assets ratios of 95.3 percent and 95.2 percent, respectively.

                  The updated mix of deposits and borrowings maintained by Fidelity Bankshares and the Peer Group also did not change significantly from the original appraisal. Fidelity Bankshares' funding composition continued to reflect a higher concentration of deposits and a lower concentration of borrowings, relative to the comparative Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 94.0 percent and 89.7 percent for the Holding Company and the Peer Group, respectively. Fidelity Bankshares posted an updated equity-to-

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RP Financial, LC.
Board of Directors
February 16, 2001
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RP Financial, LC.
Board of Directors
February 16, 2001
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RP Financial, LC.
Board of Directors
February 16, 2001
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assets ratio of 4.8 percent,  which remained  below the comparable  ratio of 8.9
percent   for  the   Peer   Group.   Overall,   Fidelity   Bankshares'   updated
interest-earning   assets-to-interest-bearing   liabilities   ("IEA/IBL")  ratio
equaled 101.4 percent,  which remained below the comparable  Peer Group ratio of
106.1 percent. As discussed in the original appraisal, the additional capital realized from stock proceeds should serve to provide Fidelity Bankshares with an IEA/IBL ratio that is more comparable to the Peer Group's ratio.

                  Updated growth rates for Fidelity Bankshares and the Peer Group are based on growth for the twelve months ended December 31, 2000. Updated asset growth rates reflected stronger asset growth for the Holding Company, based on growth rates of 11.9 percent and 8.6 percent, respectively. Asset growth for the Holding Company continued to be realized through loan growth (16.9 percent growth rate), which was in part funded by a slight decline in cash and investments (1.5 percent negative growth rate). Similarly, asset growth for the Peer Group was sustained by loan growth (12.1 percent growth rate), which was partially negated by a slight decline in cash and investments (negative 2.3 percent growth rate). Overall, the Holding Company's updated asset growth measures were considered to be slightly more favorable than the comparable growth rates posted by Peer Group, with respect to supporting earnings growth potential.

                  Deposits, borrowings and equity continued to fund the Holding Company's and the Peer Group's asset growth. Fidelity Bankshares' updated deposit and borrowings growth rates of 13.3 percent and 6.7 percent, respectively, exceeded the comparable Peer Group growth rates of 11.0 percent and 5.4 percent. As noted in the original appraisal, Fidelity Bankshares' relatively strong deposit growth rate has been facilitated by significantly expanding the branch network through de novo branching.

                  Consistent with the original appraisal, the Holding Company posted a stronger capital growth rate than the Peer Group (positive 10.0 percent versus positive 6.7 percent for the Peer Group), despite the higher return on average assets ratio exhibited by the Peer Group. As noted in the original appraisal, the Peer Group's lower capital growth rate was attributable to its higher level of capital, dividend payments and stock repurchases. Following the increase in capital that will be realized from the conversion proceeds, the Holding Company's capital growth rate will be depressed by its higher pro forma capital position, as well as by dividend payments on 100 percent of the shares outstanding and possible stock repurchases.

                  Table 3 displays comparative operating results for Fidelity Bankshares and the Peer Group, based on their respective earnings for the twelve months ended December 31, 2000. Updated earnings for the Holding Company and the Peer Group equaled 0.46 percent and 0.92 percent of average assets, respectively. The Peer Group's higher return continued to be attributable to stronger core earnings, while Fidelity Bankshares' earnings continued to reflect a higher level of gains.

                  In terms of core earnings strength, updated expense coverage ratios posted by Fidelity Bankshares and the Peer Group equaled 1.05x and 1.32x, respectively. The Peer

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RP Financial, LC.
Board of Directors
February 16, 2001
Page 10



Group's stronger expense coverage ratio continued to be attributable to maintenance of both a higher net interest income to average assets ratio (3.03 percent versus 2.53 percent for the Holding Company) and a lower operating expense to average assets ratio (2.29 percent versus 2.42 percent for the Holding Company). A higher interest income ratio and a lower interest expense ratio both contributed to the Peer Group's higher net interest income ratio.

                  Non-interest  operating  income  remained  a larger  source of earnings for the Peer Group, as such income amounted to 0.48 percent and 0.77 percent of the Holding Company's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Fidelity Bankshares' core earnings strength relative to the Peer Group's, the Holding Company's updated efficiency ratio of 80.1 percent remained less favorable than the Peer Group's updated efficiency ratio of 59.7 percent.

                  Loss provisions remained a slightly larger factor in the Peer Group's updated earnings, as the level of loss provisions established by the Holding Company increased from 0.06 percent of average assets in the original appraisal to 0.07 percent of average assets in this update. Comparatively, the level of loss provisions established by the Peer Group increased from 0.14 percent of average assets in the original appraisal to 0.17 percent of average assets in this update.

                  Net gains were a less significant factor in Fidelity Bankshares' updated earnings compared to the original appraisal, although, even with the decline, gains remained a larger factor in the Holding Company's updated earnings. Fidelity Bankshares updated earnings reflected net gains amounting to 0.21 percent of average assets, versus 0.09 percent of average assets for the Peer Group. As discussed in the original appraisal, given the less predictable and more non-recurring nature of gains and losses resulting from the sale of loans and investments, the impact of net gains on the Holding Company's and the Peer Group's earnings will be discounted in evaluating the relative strengths and weaknesses of their respective earnings. Extraordinary items were not a factor in either the Holding Company's or the Peer Group's updated earnings.

                  The Holding Company's and the Peer Group's pre-tax earnings continued to be similarly impacted by taxes, as indicated by updated effective tax rates of 37.3 percent and 36.4 percent, respectively.

                  Credit  quality  measures  continued to be  representative  of limited credit risk exposure for both the Holding Company and the Peer Group. As shown in Table 4, the Holding Company's non-performing loans/loans and non-performing assets/assets ratios of 0.36 percent and 0.26 percent, respectively, remained lower than the comparable Peer Group ratios of 0.94 percent and 0.75 percent. Likewise, loss reserve ratios continued to be stronger for the Peer Group, both as a percent of non-performing assets (127.5 percent versus 99.0 percent for the Holding Company) and as a percent of loans (0.95 percent versus 0.36 percent for the Holding Company). Net loan charge-offs remained a slightly larger factor for the Peer Group (0.08 percent of loans versus 0.00 percent for the Holding Company).

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RP Financial, LC.
Board of Directors
February 16, 2001
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RP Financial, LC.
Board of Directors
February 16, 2001
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                  3.       Stock Market Conditions

                  Since the date of the original appraisal, the performance of the overall stock market has been mixed. Blue chip and defensive stocks staged a mild rally at the close of 2000, reflecting growing expectations that the slowing economy would produce an interest rate cut by the Federal Reserve. Comparatively, gains in technology stocks were limited by concerns of weaker earnings that may result from the economic slow down. Volatility was evident in the stock market at the beginning of 2001. Weak manufacturing data for December sent stocks plunging on the first day of trading of the New Year, as manufacturing activity in December fell to its weakest level in almost ten years. However, stocks moved sharply higher the next day, as the Federal Reserve cut the federal funds rate by 50 basis points in a rare decision to move interest rates between formal meetings of the Federal Reserve Board. For the balance of January, stocks generally settled into a more narrow trading range, as investors reacted to the release of various fourth quarter earnings reports. Anticipation of another interest rate cut by the Federal Reserve support a rally in stocks at the end of January. Overall, for the month of January, the Dow Jones Industrial Average ("DJIA") and the NASDAQ Composite Index ("NASDAQ") increased by 0.9 percent and 12.2 percent, respectively.

                  At the beginning of February 2001, stocks reacted mildly to the widely anticipated 50 basis interest rate cut implemented by the Federal Reserve at end of January. Further signs of a slow down in national economy, including an increase in the January unemployment rate and a decline in January manufacturing activity to a level that generally indicates the economy is in a recession, pushed stocks lower into mid-February. Technology stocks generally experienced more significant declines than the broader market, as a number of bellwether technology issues warned of slower revenue growth and reduced profitability for the first half of 2001. Stocks recovered modestly in mid-February, which was supported by bargain hunting and expectations of further interest rate cuts by the Federal Reserve. On February 16, 2001, the DJIA closed at 10799.82 or 1.5 percent higher since the date of original appraisal and the NASDAQ closed at 2425.38 or 3.6 percent lower since the date of the original appraisal.

                  Since the date of the original appraisal, the market for thrift issues has also been mixed. Thrift stocks generally advanced in late-December 2000, as interest rate sensitive issues benefited from lower interest rates and signs of slower economic growth. Despite the surprise interest rate cut by the Federal Reserve in early-January 2001, thrift stocks trended lower during the first half of January. Profit taking following the year-end rally and concerns that the slowing economy would lead to an increase credit quality problems for lenders, particularly commercial lenders, were factors that contributed to the decline in thrift prices. Thrift stocks rebound during late-January and the first half of February, as the second interest rate cut by the Federal Reserve and expectations of further interest rate cuts served to rekindle interest in thrift issues. Thrift earnings were also expected to be enhanced by an increase in 1-4 family loan demand, as the result of an increase in refinancing activity prompted by the decline in mortgage rates. On February 16, 2001, the SNL Index for all publicly-traded thrifts closed at 856.1, a decline of 0.9 percent since the date of the original appraisal.

RP Financial, LC.
Board of Directors
February 16, 2001
Page 13


                  In contrast to the SNL Index for all publicly-traded thrifts, the pricing measures for all publicly-traded thrifts and the Peer Group increased since the date of the original appraisal. The more favorable performance reflected in the pricing measures suggests that small-capitalization issues, which under performed the large-cap issues during 2000, outperformed the large-cap issues since the original appraisal date. In particular, the pricing measures shown for the Peer Group and all publicly-traded thrifts are based on absolute averages and, thus, the market performance of each of the companies comprising the pricing measure averages have an equal impact on the calculation of the averages. Comparatively, the SNL Index is a market capitalization weighted index, which results in the larger market capitalization issues having a more significant impact on the overall performance of the SNL Index. Overall, since the date of the original appraisal, the increases reflected in the Peer Group's pricing measures were generally slightly higher than the comparable increases exhibited in the averages for all publicly-traded thrifts. Consistent with the original appraisal, the Peer Group's pricing characteristics reflected a higher P/B ratio and a lower core P/E multiple than indicated for the comparable averages for all publicly-traded thrifts. Since the date of the original appraisal, all ten of the Peer Group companies were trading at higher prices as of February 16, 2001. A comparative pricing analysis of all publicly-traded thrifts, the Peer Group and recent conversions is shown in the following table, based on market prices as of December 22, 2000 and February 16, 2001.

                         Average Pricing Characteristics

                                        At Dec. 22,     At Feb. 16,        %
                                          2000            2001          Change
                                        --------        --------        ------
Peer Group(1)
Price/Earnings (x) ..................      11.15x         12.78x         14.6%
Price/Core Earnings (x) .............      11.27          13.13          16.5
Price/Book (%) ......................     107.39%        117.42%          9.3
Price/Tangible Book(%) ..............     124.87         133.07           6.6
Price/Assets (%) ....................       9.96          10.74           7.8
Avg. Mkt. Capitalization ($Mil) .....    $146.06        $158.91           8.8

All Publicly-Traded  Thrifts
Price/Earnings (x) ..................      12.68x         13.71x          8.1%
Price/Core Earnings (x) .............      13.25          14.29           7.8
Price/Book (%) ......................      99.47%        106.75%          7.3
Price/Tangible Book(%) ..............     106.43         114.38           7.5
Price/Assets (%) ....................      10.32          10.99           6.5
Avg. Mkt. Capitalization ($Mil) .....    $213.23        $228.59           7.2

Recent Conversions(1)
Price/Core Earnings (x) .............      15.29x         21.07x         37.8%
Price/Book (%) ......................      77.75%         86.46%         11.2
---------
(1) Ratios based on conversions completed for prior three months.

RP Financial, LC.
Board of Directors
February 16, 2001
Page 14


                  As set forth in the original appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/tangible book ("P/TB") ratio in that the P/TB ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/TB often reflects a premium to tangible book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

                  Since the date of the original appraisal, there has been limited activity with respect to thrift conversion offerings being completed. As shown in Table 5, only one standard conversion offering has been completed during the past three months. The pro forma price/tangible book and core price/earnings ratios of Lawrence Financial Holdings equaled 53.2 percent and
11.7 times, respectively. One second-step conversion offering has also been completed during the past three months, which is considered to be more relevant for purposes of Fidelity Bankshares' pro forma pricing. The pro forma price/tangible book and core price/earnings ratios of FloridaFirst Bancorp equaled 63.8 percent and 12.2 times, respectively. In general, second-step conversions tend to be priced (and trade in the aftermarket) at a higher P/TB ratio than standard conversions. As noted in the original appraisal, we believe investors take into consideration the generally more leveraged pro forma balance sheets of second-step companies, their track records as public companies prior to conversion, and their generally higher pro forma ROE measures relative to standard conversions in pricing their common stocks. From the date of their respective conversions, the one-month change in Lawrence Financial's and FloridaFirst's stock prices equaled positive 12.5 percent and positive 32.5 percent, respectively.

                  Shown in Table 6 are the current pricing characteristics of FloridaFirst Bancorp, which is the only NASDAQ or Exchange listed conversion offering that has been completed during last three months. Lawrence Financial's stock price is quoted on the OTC-Bulletin Board. Relative to the original appraisal, which reflected pricing ratios of recent conversion offerings as of December 22, 2000, the updated recent conversion pricing ratios reflected an
11.2 percent increase on a P/B basis, from an average of 77.75 percent at December 22, 2000 to an average 86.46 percent P/B ratio at February 16, 2001, and a 37.8 percent increase in the core P/E multiple, from an average of 15.29 times at December 22, 2000 to an average of 21.07 times at February 16, 2001. It should be noted that the meaningfulness of the comparative pricing analysis of the recent conversions is considered to be somewhat diminished by the small number of companies that comprise the averages for both of the pricing dates.

RP Financial, LC.
Board of Directors
February 16, 2001
Page 15



[@@ table omitted]

RP Financial, LC.
Board of Directors
February 16, 2001
Page 16



[@@ table omitted]

RP Financial, LC.
Board of Directors
February 16, 2001
Page 17


                  As set forth in the original appraisal, RP Financial's analysis of stock market conditions also considered recent trading activity in Fidelity Bankshares' stock. From the original appraisal date of December 22, 2000 to February 16, 2001, the Holding Company's stock price increased from $19.13 per share to $25.75 per share, an increase of 34.6 percent.


Summary of Adjustments

                  In the original appraisal, we made the following adjustments to Fidelity Bankshares' pro forma value based upon our comparative analysis to the Peer Group:


                                                               PreviousValuation
   Key Valuation Parameters:                                       Adjustment
   ------------------------                                    -----------------
   Financial Condition ......................................    No Adjustment
   Profitability, Growth and Viability of Earnings ..........  Moderate Downward
   Asset Growth .............................................   Slight Downward
   Primary Market Area ......................................    No Adjustment
   Dividends ................................................    No Adjustment
   Liquidity of the Shares ..................................    No Adjustment
   Marketing of the Issue ...................................   Slight Downward
   Management ...............................................    No Adjustment
   Effect of Government Regulations and Regulatory Reform ...    No Adjustment


                  The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the original appraisal. Accordingly, those parameters were not discussed further in this update.

                  In terms of financial condition, the Holding Company's and the Peer Group's overall balance sheet characteristics remained comparable and, thus, no adjustment remained appropriate for Fidelity Bankshares' financial condition. In the original appraisal a slight downward adjustment was applied for assets growth, based on the Peer Group's higher equity-to-assets ratio and resulting greater implied leverage capacity. As a result of an increase in the Holding Company's updated pro forma equity-to-assets ratio, the Holding Company's pro forma leverage capacity is considered to be comparable to the Peer Group's. Accordingly, no adjustment has been applied for asset growth in this updated valuation. The Holding Company's pro forma earnings continued to reflect less favorable core earnings strength compared to the Peer Group's earnings, as indicated by the Holding Company's less favorable expense coverage and efficiency ratios. The relative differences between the Holding Company's and Peer Group's updated core earnings measures also reflected little change from the original appraisal. Also consistent with the original appraisal, the Holding Company's less favorable earnings strength continued to be indicated by its lower pro forma return on equity. Accordingly, on the

RP Financial, LC.
Board of Directors
February 16, 2001
Page 18



basis of the Peer Group's stronger core earnings, a moderate downward adjustment remained appropriate for the quality, predictability and growth of the Holding Company's earnings relative to the Peer Group's.


                  The general market for thrift stocks was nominally lower since the date of the original appraisal, as indicated by the slight decline recorded in the SNL Index for all publicly-traded thrifts. Comparatively, the pricing measures for the Peer Group and for all publicly-traded thrifts were higher since the date of the original appraisal. Activity in the new issue market has been limited, as only two conversion offerings have been completed during the past three months. One of the offerings was a second-step conversion, which is currently trading above its offering price. We have also considered the increase in the trading price of Fidelity Bankshares' stock since the date of the original appraisal. Accordingly, no valuation adjustment was applied for marketing of the issue in this updated appraisal.


                  Overall, taking into account the foregoing factors, we believe that an increase in the Holding Company's estimated pro market value as set forth in the original appraisal is appropriate.


Valuation Approaches

         In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Fidelity Bankshares' to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

         In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters for effective tax rate and stock benefit plan assumptions utilized in the original appraisal did not change in this update. The pro forma assumption for reinvestment rate was revised from
6.07 percent to 5.34 percent, which represents the one-year U.S. Treasury note rate at December 31, 2000 and is consistent with the reinvestment rate utilized in the prospectus. Offering expenses were also revised to be consistent with the offering expenses that are set forth in the prospectus.

         Consistent with the original appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the original appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversions, including principally the P/B approach which (as discussed in the original appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial, LC.
Board of Directors
February 16, 2001
Page 19

         RP Financial also considered the increase in the trading price of Fidelity Bankshares' stock from $19.13 per share as of December 22, 2000 to $25.75 per share as pf February 16, 2001, but this factor was discounted somewhat given the different characteristics of the minority shares versus the shares following the second-step conversion.

         Based on the foregoing, we have concluded that an increase in Fidelity Bankshares' value is appropriate. Therefore, as of February 16, 2001, the aggregate pro forma market value of Fidelity Bankshares' conversion stock has been increased from $130,000,000 to $140,000,000 at the midpoint of the valuation range. The midpoint and resulting valuation range is based on the sale of a 55.27 percent ownership interest to the public, which provides for a $77.4 million offering at the midpoint value.

         The Holding Company will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Holding Company's shareholders. However, we have considered the impact of the Holding Company's adoption of SOP 93-6 in the determination of Fidelity Bankshares' pro forma market value.



         1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax earnings benefit from reinvestment of net stock proceeds. The Holding Company's reported earnings, incorporating the reinvestment of $1.3 million of MHC assets at an after-tax reinvestment rate of 3.26 percent, equaled $8.562 million for the twelve months ended December 31, 2000. In deriving Fidelity Bankshares' core earnings, the only adjustments made to reported earnings were to eliminate gains on the sale of loans and investment securities and the gain realized from the receipt of John Hancock Financial stock, which equaled $1.4 million and $2.5 million, respectively, for the twelve months ended December 31, 2000. As shown below, on a tax effected basis, assuming application of an effective marginal tax rate of
39.0 percent to the gains eliminated, the Holding Company's core earnings were determined to equal $6.2 million for the twelve months ended December 31, 2000. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

                                                         Amount
                                                         ------
                                                         ($000)

         Net income .................................... $8,562
         Gain on sale of loans and investments(1) ......   (879)
         Gain on receipt of insurance stock (1) ........ (1,527)
                                                          -----
           Core earnings estimate ...................... $6,156

(1)      Tax effected at 39.0 percent.

RP Financial, LC.
Board of Directors
February 16, 2001
Page 20

                  Based on Fidelity Bankshares' reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Holding Company's reported and core P/E multiples at the $140.0 million midpoint value equaled 13.85 times and 18.18 times, respectively. The Holding Company's updated reported and core P/E multiples provided for premiums of 8.4 percent and 38.5 percent relative to the Peer Group's average reported and core P/E multiples of 12.78 times and 13.13 times, respectively (versus a discount of 10.6 percent and a premium of 45.0 percent relative to the Peer Group's average reported and core P/E multiples as indicated in the original appraisal). The implied premiums reflected in the Holding Company's pro forma reported and core P/E multiples take into consideration the discount implied for the Holding Company's pro forma P/B ratio. The Holding Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 7, and the pro forma calculations are detailed in Exhibits 3 and 4.

         2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. The Holding Company's pre-conversion book value was adjusted to include $1.3 million of equity held at the MHC level, which will be consolidated with the Holding Company's capital as a result of the conversion. Based on the $140.0 million midpoint value, the Holding Company's P/B and P/TB ratios equaled 87.18 percent and 88.57 percent, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of
117.42 percent and 133.07 percent, respectively, Fidelity Bankshares' updated ratios were discounted by 25.8 percent and 33.4 percent (versus discounts of 19.9 percent and 29.9 percent from the Holding Company's P/B and P/TB ratios as indicated in the original appraisal). RP Financial considered such discounts to be reasonable in light of the previously referenced valuation adjustments, the nature of the calculation of the pro forma P/B and P/TB ratios which mathematically results in a discounted ratio to book value and tangible book value, the Holding Company's comparatively lower pro forma core ROE, and the Holding Company's resulting reported and core P/E multiples.

                  In addition to the  fundamental  analysis  applied to the Peer
Group, RP Financial utilized a technical analysis of recent standard conversion and second-step offering pricing characteristics at closing and in the aftermarket. As indicated in the original appraisal, the pricing characteristics of recent conversion and second-step offerings are not the primary determinate of value. Consistent with the original appraisal, particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals). The one standard conversion offering completed within the past three months closed at a 53.2 percent P/TB ratio and appreciated 10.9 percent during the first week of trading.

         The one recently completed second-step conversion offering closed at a price/tangible book ratio of 63.8 percent and its trading price increased 25.0 percent during the first week of trading. In comparison, the Holding Company's P/TB ratio of 88.6 percent at the midpoint value reflects an implied premium of
38.9 percent relative to the closing ratio of the recent second-step

RP Financial, LC.
Board of Directors
February 16, 2001
Page 21



[@@ table omitted]

RP Financial, LC.
Board of Directors
February 16, 2001
Page 22


conversion offering, versus a comparable premium of 12.0 percent indicated in the original appraisal. In comparison to the current aftermarket P/TB ratio of the recent second-step conversion (86.5 percent), the Holding Company's P/TB ratio at the midpoint value reflects an implied premium of 2.4 percent (versus a premium of 10.0 percent in the original appraisal).

                  3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $140.0 million midpoint value, Fidelity Bankshares' pro forma P/A ratio equaled 7.03 percent. In comparison to the Peer Group's average P/A ratio of 10.74 percent, Fidelity Bankshares' P/A ratio indicated a discount of 34.5 percent (versus a discount of 33.7 percent at the midpoint valuation in the original appraisal).


Valuation Conclusion

         Based on the foregoing, it is our opinion that, as of February 16, 2001, the estimated aggregate pro forma market value of the Holding Company, inclusive of the sale of the MHC's ownership interest to the public shareholders was $140,000,000 at the midpoint. Based on this valuation and the approximate
55.27 ownership interest being sold in the public offering, the midpoint value of the Holding Company's stock offering was $77,374,210, equal to 7,737,421 shares at a per share value of $10.00. Pursuant to conversion guidelines, the 15 percent offering range indicates a minimum value of $65,768,080 and a maximum value of $88,980,340. Based on the $10.00 per share offering price, this valuation range equates to an offering of 6,576,808 shares at the minimum and 8,898,034 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a supermaximum value of $102,327,400 without requiring a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 10,232,740. The pro forma valuation calculations relative to the Peer Group are shown in Table 7 and are detailed in Exhibit 3 and Exhibit 4.


Establishment of the Exchange Ratio

         OTS regulations provide that in a conversion of a mutual holding company, the minority stockholders are entitled to exchange their shares of the Holding Company's common stock for newly issued shares of Fidelity Bankshares stock as a fully converted company. The Board of Directors of Fidelity
Bankshares, MHC has independently established a formula to determine the exchange ratio. The formula has been designed to preserve the current aggregate percentage ownership in Fidelity Bankshares equal to 44.73 percent as of December 31, 2000. Pursuant to this formula, the exchange ratio to be received by the existing minority shareholders of Fidelity Bankshares will be determined at the end of the offering based on the total number of shares sold in the

RP Financial, LC.
Board of Directors
February 16, 2001
Page 23


Subscription and Community offerings. As shown in Table 7, the exchange ratio for the minority shareholders would be 1.8277 shares, 2.1502 shares, 2.4727 shares and 2.8436 shares at the minimum, midpoint, maximum and supermaximum of the offering range, respectively. RP Financial expresses no opinion on the proposed exchange of newly issued Holding Company shares for the shares held by the minority stockholders or on the proposed exchange ratio.


                                                 Respectfully submitted,

                                                 RP FINANCIAL, LC.


                                                 /s/William E. Pommerening


                                                 William E. Pommerening
                                                 Chief Executive Officer


                                                 /s/Gregory E. Dunn


                                                 Gregory E. Dunn
                                                 Senior Vice President